[redacted]

13014938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **D.B. McKenna & Co., Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 West Main Street
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald B. McKenna — (802) 447-1538
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — *// individual, state last, first, middle name*)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
14 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.

D. B. McKenna & Co., Inc.

(SEC File No. 8-33612)

Independent Auditors' Report, Financial Statements and Supplemental Information

As of and for the Years Ended December 31, 2012 and 2011

Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by D.B. McKenna & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of these parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursements to the Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers that were used to generate the FOCUS report filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 with the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2013

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

D.B. McKenna & Co., Inc.
(SEC File No. 8-33612)

This report contains: (check all applicable boxes)

☑ (a) Facing page.

☑ (b) Statements of Financial Condition.

☑ (c) Statements of Operations and Changes in Comprehensive Loss.

☑ (d) Statements of Cash Flows.

☑ (e) Statements of Changes in Stockholders' Equity.

☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).

MK D.B. McKENNA & CO., INC.
Financial Planning/Investments
207 West Main Street • Bennington, Vermont 05201
(802) 447-1538 • Fax (802) 447-0034

Affirmation

I, Donald B. McKenna affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of D.B. McKenna & Co., Inc. (the Company) for the years ended December 31, 2012 and 2011 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/13

Signature Date

Donald B. McKenna

Notary Public

D. B. McKenna & Co., Inc.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2012 and 2011

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements:
Statements of Financial Condition 3
Statements of Operations and Changes in Comprehensive Loss 4
Statements of Changes in Stockholders' Equity 5
Statements of Cash Flows 6
Notes to the Financial Statements 7

Supplemental Schedule:
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Supplemental Report on Internal Control:
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 11

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of D. B. McKenna & Co., Inc. (the Company) as of December 31, 2012 and 2011 and the related statements of operations and changes in comprehensive loss, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D. B. McKenna & Co., Inc., as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2013

D. B. McKenna & Co., Inc.
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 182,785	$ 179,016
Accounts receivable	202	402
Total current assets	182,987	179,418
Investments	12,917	15,313
Fixed assets:		
Equipment	55,171	82,509
Accumulated depreciation	(51,465)	(78,290)
Fixed assets, net	3,706	4,219
Total assets	$ 199,610	$ 198,950
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$ 43,673	$ 41,329
Total liabilities	43,673	41,329
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost	8,000	8,000
Contributed capital	40,000	40,000
Accumulated other comprehensive loss	(9,007)	(6,611)
Retained earnings	116,944	116,232
Total stockholders' equity	155,937	157,621
Total liabilities and stockholders' equity	$ 199,610	$ 198,950

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Operations and Changes in Comprehensive Loss
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 573,596	$ 585,748
Professional fees	67,749	49,209
Dividend and interest income	405	282
Total revenues	641,750	635,239
Expenses:		
Wages	456,549	467,035
Employee benefits	53,175	63,828
Rent	38,052	23,052
Payroll and other taxes	31,033	29,973
Office supplies	16,802	11,948
Professional fees	11,283	7,816
Insurance	9,146	10,484
Advertising	8,785	3,864
Licenses, dues and fees	6,392	6,044
Travel and entertainment	2,754	1,089
Publications	1,863	1,031
Telephone	1,504	1,428
Depreciation	1,315	3,187
Auto expense	1,138	2,282
Television service	924	1,037
Miscellaneous	73	75
Total expenses	640,788	634,173
Net income before taxes	962	1,066
Provision for taxes	(250)	(250)
Net income	712	816
Other comprehensive loss:		
Unrealized losses on investments	(2,396)	(8,206)
Comprehensive loss	$ (1,684)	$ (7,390)

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2011	$ 8,000	$ 40,000	$ 1,595	$ 115,416	$ 165,011
Unrealized losses on investments	-	-	(8,206)	-	(8,206)
Net income	-	-	-	816	816
Balance as of December 31, 2011	8,000	40,000	(6,611)	116,232	157,621
Unrealized losses on investments	-	-	(2,396)	-	(2,396)
Net income	-	-	-	712	712
Balance as of December 31, 2012	$ 8,000	$ 40,000	$ (9,007)	$ 116,944	$ 155,937

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 712	$ 816
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,315	3,187
Changes in assets and liabilities:		
Accounts receivable	200	1,982
Accrued expenses	2,344	4,428
Net cash provided by operating activities	4,571	10,413
Cash flows from investing activities:		
Purchases of equipment	(802)	(1,678)
Net cash used in investing activities	(802)	(1,678)
Net increase in cash and cash equivalents	3,769	8,735
Cash and cash equivalents, beginning of year	179,016	170,281
Cash and cash equivalents, end of year	$ 182,785	$ 179,016

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
As of and for the Years Ended December 31, 2012 and 2011

Note 1 - General

Organization - D. B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc.

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(ii) of the Securities and Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents - The Company classifies certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis.

Investments - The Company's investments are measured at fair value in accordance with FASB ASC 820, "*Fair Value Measurements and Disclosures*," which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 2 - Summary of Significant Accounting Policies (continued)

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets - Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2012 and 2011.

Income Taxes - The Company accounts for income taxes in accordance with FASB ASC 740 "*Income Taxes*". FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2012 and 2011. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2012 and 2011, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through February 28, 2013, the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3 - Investments

As of December 31, 2012 and 2011, the Company held two common stocks with a market value of $12,917 and $15,313, respectively. The equities had unrealized losses of $9,007 and $6,611, as of December 31, 2012 and 2011, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2012 or 2011. One equity has been in an unrealized loss position for greater than twelve months.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2012 and 2011, the Company had adjusted net capital of $149,129 and $148,771, respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .29 to 1 and .28 to 1 for December 31, 2012 and 2011, respectively.

There were no dividends paid for the year ended December 31, 2012 and 2011.

Note 5 - Income Taxes

The Company has provided a provision for the minimum state income tax of $250 and has no federal income taxes for the years ended December 31, 2012 and 2011.

Note 6 - Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

D. B. McKenna & Co., Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2012 and 2011

	2012	2011
Net Capital:		
Stockholders' equity	$ 155,937	$ 157,621
Nonallowable assets	(6,808)	(8,850)
Total net capital	149,129	148,771
Less: net capital requirement [6.67% of aggregate indebtedness or $50,000]	50,000	50,000
Net capital in excess of requirements	$ 99,129	$ 98,771
Aggregate Indebtedness:		
Total liabilities	$ 43,673	$ 41,329
Aggregate indebtedness	$ 43,673	$ 41,329
Ratio of aggregate indebtedness to net capital	0.29	0.28

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2012 and 2011.

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

In planning and performing our audit of the financial statements of D. B. McKenna & Co., Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

30 Main Street, Suite 215
Burlington, Vermont 05401
Phone 802.865.9300

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2013

SLB

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants